FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2002

JUPITERS LIMITED
ACN 010 741 045

9th Floor, Niecon Tower
17 Victoria Avenue
Breadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: 15 April 2002

By: ______________________

Name: Laurence M. Carsley
Title: Chief Financial Officer

G:\ggk\lmc\002-177.doc

Jupiters
LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

DISPATCH OF ALLOTMENT ADVICES/HOLDING STATEMENTS

On 9 April 2002, Jupiters allotted 1,901,735 Jupiters Reset Preference Shares. Jupiters confirms that CHESS allotment advices (for broker sponsored applicants) and issuer sponsored holding statements (for issuer sponsored applicants) have now been dispatched to applicants.

For further information, please contact:
Laurie Carsley
Chief Financial Officer
Ph: (07) 5584 8900

15 April 2002

Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 19,000 ordinary shareholders and over 5,100 Jupiters RPS securityholders and employs over 5,200 staff.

B/545684/1 G:\ggk\lmc\002-170 ASX 15.4.02.doc

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Jupiters Limited
ABN	78 010 741 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lawrence John Willett
Date of last notice	28 Mar 02

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mrs Helen E Willett (Spouse)
Date of change	9 Apr 02
No. of securities held prior to change	10,000 ordinary shares
Class	Reset Preference Shares
Number acquired	500
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$ 50,000
No. of securities held after change	10,000 ordinary shares 500 Reset Preference Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment of securities via prospectus

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Jupiters Limited
ABN	78 010 741 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Penelope Morris
Date of last notice	8 Jan 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	PT Business Services Pty Ltd ATF PT Superannuation Fund - (Beneficiary)
Date of change	9 Apr 02
No. of securities held prior to change	Nil
Class	Reset Preference Shares
Number acquired	500
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$ 50,000
No. of securities held after change	500 Reset Preference Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment of securities via prospectus

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Jupiters Limited
ABN	78 010 741 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert Andrew Hines
Date of last notice	1 Feb 02

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/a
Date of change	9 Apr 02
No. of securities held prior to change	29,500 ordinary shares 367 ordinary shares–indirect (Australian Trustees Pty Ltd – employee share plan) 500,000 options
Class	Reset Preference Shares
Number acquired	30
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$ 3,000
No. of securities held after change	29,500 ordinary shares 367 ordinary shares- indirect (Australian Trustees Pty Ltd – employee share plan) 500,000 options 30 Reset Preference Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment of securities via prospectus

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Jupiters Limited**
ABN	**78 010 741 045**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sir Francis Thomas Moore
Date of last notice	8 Jan 02

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	FT Moore Pty Ltd Superannuation Fund - (Beneficiary)
Date of change	9 Apr 02
No. of securities held prior to change	41,868 Ordinary Shares
Class	Reset Preference Shares
Number acquired	500
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$ 50,000
No. of securities held after change	41,868 Ordinary Shares 500 Reset Preference Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment of securities via prospectus

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Jupiters Limited	
ABN 78 010 741 045	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Michael Thomas Stirling
Date of last notice	8 Jan 02
Date that director ceased to be director	11 Apr 02

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities - NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
	NIL

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Jupiters Limited
ABN 78 010 741 045

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Joseph Andrew Wallace
Date of last notice	8 Jan 02
Date that director ceased to be director	11 Apr 02

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities - NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities** NIL

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.